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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

                              Brascan Corporation
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                (Translation of registrant's name into English)

              BCE Place, 181 Bay Street, P.O. Box 762, Suite 4400,
                        Toronto, Ontario M5J 2T3, CANADA
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                    (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ ]    Form 40-F [X]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]    No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                      .)
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                                  SIGNATURES*

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            BRASCAN CORPORATION
                                            ------------------------------------
                                                          (Registrant)

Date May 29, 2002                           By  /s/ Alan V. Dean
     -----------------------                ------------------------------------
                                                    Alan V. Dean
                                                    Senior Vice President

*Print the name and title under the signature of the signing officer.
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                                  EXHIBIT LIST
                                  ------------

                                                       Sequential
Exhibit        Description                             Page Number
-------        -----------                             -----------
  99.1         Interim Report for the three months
               ended March 31, 2002

  99.2         Management Information Circular